July 12, 2024

Michael Hermansson
Chief Executive Officer
byNordic Acquisition Corp
c/o Pir 29
Einar Hansens Esplanad 29
211 13 Malm
Sweden

       Re: byNordic Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed July 5, 2024
           File No. 001-41273
Dear Michael Hermansson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Alexandria E. Kane, Esq.